SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

NOTICE TO SHAREHOLDERS

CAPITAL INCREASE

AND

ISSUE OF CONVERTIBLE DEBENTURES

TERM TO EXERCISE THE PREEMPTIVE RIGHT

GAFISA S.A. (“Gafisa” or Company”) (B3: GFSA3; OTC: GFASY) hereby informs its shareholders that, pursuant to the Management Proposal announced on March 31, 2020, the Extraordinary Shareholders’ Meeting held on April 30 (“ESM”) approved the following:

1.                     Amount of Capital Increase

The total amount of the Company’s capital increase is three hundred, ten million and one thousand Reais (R$310,001,000.00), with the private issue of seventy-five million, six hundred and ten thousand (75,610,000) non-par, book-entry, registered, common shares (“Total Capital Increase”), of which (i) one hundred, seventy-five million, six hundred, twenty-five thousand, nine hundred, sixty-eight Reais and twenty centavos (R$175,625,968.20), corresponding to the minimum increase amount, shall be subscribed from the private issue of forty-two million, eight hundred, thirty-five thousand, six hundred and two (42.835,602) common shares, at the unit price of four Reais and ten centavos (R$4.10) and (ii) the remaining amount of one hundred, thirty-four million, three hundred, seventy-five thousand, thirty-one Reais and eighty centavos (R$134,375,031.80), shall be subscribed from the private issue of thirty-two million, seven hundred, seventy-four thousand, three hundred and ninety-eight (32,774,398) common shares, also at the unit price of four Reais and ten centavos (R$4.10).

Considering the capital decrease to absorb accumulated losses approved at the Company’s Annual and Extraordinary Shareholders’ Meetings of April 30,  2020, Gafisa’s capital stock is three hundred, forty-one million, two hundred, forty-seven thousand, three hundred, ninety-six Reais and twenty-three centavos (R$341,247,396.23), from which results that, if Total Capital Increase is verified, the Company’s new capital stock shall be six hundred, fifty-one million, two hundred, forty-eight thousand, three hundred, ninety-six Reais and twenty-three centavos (R$651,248,396.23).

On the other hand, in the assumption only the minimum amount of capital increase is subscribed, totaling one hundred, seventy-five million, six hundred, twenty-five thousand, nine hundred, sixty-eight Reais and twenty centavos (R$175,625,968.20), the Company’s new capital stock shall be five hundred, sixteen million, eight hundred, seventy-three thousand, three hundred, sixty-four Reais and forty-three centavos (R$516,873,364.43).

2.                     Main information on the Capital Increase

(a)   Allocation of Funds:

Out of the amount of Total Capital Increase, (i) one hundred, seventy-five million, six hundred, twenty-five thousand, nine hundred, sixty-eight Reais and twenty centavos (R$ 175,625,968.20) shall be used to acquire 100% shares composing the capital stock of UPCON Incorporadora S.A., while (ii) other one hundred, thirty-four million, three hundred, seventy-five thousand, thirty-one Reais and eighty centavos (R$ 134,375,031.80), shall be used as working capital, to reinforce the Company’s cash, so that, it may satisfactory and safely, implement new projects and honor its obligations amid current challenging scenario posed by COVID-19 pandemic.

(b)         Number of shares issued of each type and class:

Overall, until seventy-five million, six hundred and ten thousand (75,610,000) non-par, book-entry, registered, common shares shall be issued, at the unit price of four Reais and ten centavos (R$4.10).

(c)          Rights, advantages, and restrictions assigned to the shares to be issued:

Shares issued shall be non-par, book-entry, registered, common shares, and each common share shall confer to its holder one vote at the general shareholders’ meeting resolutions, as well as other rights ensured by Law No. 6.404/76 and the Company’s Bylaws. New shares issued, within the scope of the Capital Increase, shall be entitled to dividends and full remunerations for the year in progress.

(d)         Subscription and payment conditions of shares issued:

New shares issued in the Total Capital Increase shall be subscribed within the term defined for the exercise of the preemptive right, and fully paid, in cash, upon subscription, in domestic currency.

3.                     Preemptive right of shares issued:

As this is a capital increase for private subscription, shareholders owning common shares issued by the Company have a preference to subscription, under Article 171,caput and Paragraph 2 of Law No. 6.404 of December 15, 1976, as amended.

Each common share issued by the Company shall confer the right to the subscription of  0.63898893274 new share issued within the scope of the Total Capital Increase.

4.                     Partial Ratification:

Once subscribed amount equal to or higher than the minimum amount of capital increase, corresponding to one hundred, seventy-five million, six hundred, twenty-five thousand, nine hundred, sixty-eight Reais and twenty centavos (R$175,625,968.20), even if Total Capital Increase is not reached, it shall be considered concluded, without apportionment of unsold shares.

In the assumption of partial ratification of Total Capital Increase, no additional term shall be granted to reconsider the subscription decision, however, the underwriter shall have the right to subscribe, conditional on the Total Capital Increase. Thus, underwriter, upon subscription, shall indicate, once foreseen condition is materialized, if intends to receive (i) all the shares subscribed by him or (ii) the amount corresponding to the ratio between the total number of shares effectively subscribed and the maximum number of shares originally approved to be issued in the Total Capital Increase, assuming, in the lack of manifestation, the underwriter’s interest in receiving all shares subscribed.

The underwriter whose condition to subscribe provided for in respective subscription list is not materialized, shall receive the amount paid by him, without monetary restatement, fully or partially, according to the option indicated in the respective subscription list.

5.                     Main information on Convertible Debentures

(a)   Characteristics

First Series Debentures:

Amount: 667;

Unit Value: R$50,000.00;

Maturity Date: July 15, 2021;

Type: subordinated;

Convertibility: at the holder’s discretion, at any time, during the effectiveness of debentures;

Conversion Price: eight Reais (R$8.00) per share issued by the Company;

Remuneration: 0.50% interest rate p.a., paid, jointly with principal amount, on the Maturity Date;

Index: General Price Index (IGP-M/FGV)

Second Series Debentures:

Amount: 333;

Unit Value: R$100,000.00;

Maturity Date: February 28, 2021;

Type: subordinated;

Convertibility: mandatory, on Maturity Date;

Conversion Price: average closing price of eighty-four (84) trading sessions immediately preceding the first business day prior to the Maturity Date;

Remuneration: 0.50% interest rate p.a., paid jointly with principal amount, on Maturity Date;

Index: IGP-M/FGV. A

(b)   Allocation of funds

The proceeds deriving from the issue of First Series Debentures shall be earmarked to the partial payment of acquisition of 100% shares issued by UPCON Incorporadora S.A.

The proceeds deriving from the issue of Second Series Debentures shall be earmarked to the acquisition of credit held by Mr. Gilberto Bernardo Benevides with UPCON Incorporadora S.A., from which he is a shareholder.

(c)    Subscription

The subscription of First Series Debentures and the subscription of Second Series Debentures shall be private, but registered for private trading, in the secondary market at CETIP21 – Títulos e Valores Mobiliários, administered and operated by B3 S.A. – Brasil, Bolsa, Balcão - Cetip UTVM Segment (“B3”).

(d)   Rights of Shares in which both Series of Debentures are converted

Shares purpose of conversion of First and Second Series Debentures shall be non-par, book-entry, registered, common shares, and shall be entitled to all the rights conferred thereto by Law No. 6.404/76 and the Company’s Bylaws, also to dividends and full remunerations for the year when these are converted.

(e)   Fiduciary Agent

Vórtx DTVM LTDA.

6.                     Preemptive Right of Convertible Debentures

The First and Second Series Debentures may be subscribed, within Preemptive Right Period, as indicated in item 3 above, and shall be fully paid, in cash, upon subscription, in domestic currency.

Each common share issued by the Company shall confer the right to subscribe 0.00000563689 First Series Debenture and 0.00000281422  Second Series Debenture.

7.                     Provisions Applicable to the Exercise of Preemptive Right of Shares and Convertible Debentures

a)      Preemptive Right Exercise Period

The Company’s shareholders shall have preemptive right to subscribe new shares issued, within the scope of Total Capital Increase, as well as First Series Convertible Debentures and Second Series Convertible Debentures, for a thirty-(30) day term, commencing on May 15, 2020, and expiring on June 15, 2020.

To exercise the preemptive right discussed herein, the shareholding position verified on the day, at least, three business days after the release of this Notice to Shareholders shall be considered.

b)     Ex-Preemptive Right Trade

As of May 15, 2020, shares issued by the Company shall be traded ex-subscription right.

c)      Exercise and Assignment of Preemptive Right

Shares under the custody of Itaú-Unibanco. The holders of subscription rights under the custody of Itaú intending to exercise their preemptive right in the subscription of shares shall contact the investors' services team, in the telephone numbers below, during the Preemptive Right Period.

The Preemptive Right shall be exercised by means of the signature of the subscription list, the delivery of documentation indicated by the investors’ services team, and the transfer of corresponding amounts to the bank account indicated. The subscription list shall be submitted by shareholder or assignee of Preemptive Right for subscription and exercise of his Preemptive Right with bookkeeping agent, Itaú Corretora.

Shares Under the Custody of B3’s Central Depositary. The holders of subscription rights under the custody of Central Depositary shall exercise respective subscription rights by means of their custody agents and in accordance with the rules stipulated by Central Depositary. The signature of the subscription list shall represent the irrevocable and irreversible underwriter’s will of acquiring the new shares subscribed.

The preemptive right may be assigned via bookkeeping agent, or in relation to the shares deposited at B3, with assigning shareholder’s custody agent.

The holders of subscription rights under the custody of Itaú intending to exercise their preemptive right or assign such right by means of Itaú, shall submit the following documents:

Individuals: (i) identity document; (ii) individual taxpayer’s register (CPF), and (iii) proof of residence.

Legal Entity: (i) original and a copy of its bylaws and minutes of election of the current board of executive officers or a certified copy of restated charter or bylaws, (ii) corporate taxpayer’s register (CNPJ), (iii) a certified copy of the corporate documents evidencing the powers of subscription list signatory; and (iv) a certified copy of the identity card, individual taxpayer’s register (CPF) and signatory(ies)’s proof of residence.

For assignment of rights, besides documents validating the powers above, it is necessary to send:

Assignment of rights form, identification form, and a copy of DARF (Federal Revenue Collection Document) or declaration of no capital gain.

All documents mentioned above shall have a certified copy and notarized signature.

The holders of share subscription rights mentioned in Itaú’s records shall contact the Investors Exclusive Services, as follows:

Clarification of doubts relating to Itaú, on business days, from 9:00 a.m. to 6:00 p.m. via Investors Exclusive Services, in the telephone numbers (5511) 3003-9285 (city capital and metropolitan region) or 0800 7209285 (other locations).

Additional documents may be requested from investors residing abroad.

Representation by Proxy: in this assumption, a private proxy instrument with specific powers shall be submitted, accompanied by documents mentioned above, where applicable, of grantor and attorney-in-fact, with certified copies and notarized signatures.

8.                     Credit of Shares and Debentures in Custody Positions

The credit of Shares and the First and Second Series of Debentures subscribed in respective custody positions shall occur, from the third business day after the date of ratification of the capital increase, which is estimated to occur immediately after the expiration of the Preemptive Right Period.

9.         Additional Information

Additional information can be obtained at the Company’s Investor Relations Department, at Avenida Presidente Juscelino Kubitschek nº 1830, cj. 32, Bloco 2, Condomínio Edifício São Luiz, Vila Nova Conceição, CEP 04543-900, in the City and State of São Paulo, via e-mail ri@gafisa.com.br, or via telephone (5511) 3025 9242, or at the website ri.gafisa.com.br.

São Paulo, May 11, 2020.

Ian Andrade

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 14, 2020

Gafisa S.A.

By:	/s/ Ian Andrade
Name: Ian Andrade Title: Chief Financial Officer